THE REAL BROKERAGE INC.

Report of Voting Results

Annual Meeting of Shareholders held on

June 9, 2023

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders (the "Meeting") of The Real Brokerage Inc. (the "Company") held on June 9, 2023. Shareholders holding an aggregate of 114,943,357 common shares (63.84% of the outstanding common shares as of the record date for the Meeting) were present or represented by proxy at the Meeting. Each of the matters set out below is described in greater detail in the Company's Management Information Circular dated April 26, 2023 (the "Circular"), which is available on SEDAR at www.sedar.com.

Matters Voted Upon at the Meeting

Number of Directors

At the Meeting, the shareholders passed a motion that the number of board of directors of the Company be set at six (6) directors to hold office until the next annual meeting of shareholders.

Votes For	% of Voted	Votes Against	% of Voted
102,231,067	100.00	1,416	0.00

Election of Directors

At the Meeting, management of the Company presented to the shareholders its nominees for directors. The election of directors was conducted by ballot. Each of the six nominees in the Circular were elected to serve until the next annual meeting of shareholders of the Company or until the director's successor is elected or appointed, unless such office is earlier vacated in accordance with the articles of the Company. The percentage of votes cast "for" or "withheld" from the vote are set forth below opposite the name of each elected director based on proxies and votes received at the Meeting. The following individuals were elected as directors until the next annual general meeting of the Corporation or until their successors are elected or appointed.

Director Nominee	Votes For	% of Voted	Votes Withheld	% of Voted
Tamir Poleg	102,215,849	99.98%	16,634	0.02%
Vikki Bartholomae	101,890,733	99.67%	341,750	0.33%
Guy Gamzu	102,100,607	99.87%	131,876	0.13%
Larry Klane	102,224,395	99.99%	8,088	0.01%
Atul Malhotra, Jr.	102,201,850	99.97%	30,633	0.03%
Laurence Rose	102,078,895	99.85%	153,588	0.15%

Re-appointment of Auditors

At the Meeting, the shareholders re-appointed Brightman Almagor Zohar & Co., Certified Public Accountants (a firm in the Deloitte Global Network) as the Company's auditors and authorized the directors to fix the auditors' remuneration. The percentage of votes cast "for" or "withheld" from the vote are set forth below based on proxies and votes received at the Meeting.

Outcome	Votes For	% of Voted	Votes Withheld	% of Voted
Approved	114,936,330	99.99%	7,027	0.01%

Amended and Restated Omnibus Incentive Plan

At the Meeting, the shareholders approved and adopted the Company's Amended and Restated Omnibus Incentive Plan (the "Plan"). The particulars of the Plan are set out in the Circular. The percentage of votes cast "for" or "against" from the vote are set forth below based on proxies and votes received at the Meeting.

Outcome	Votes For	% of Voted	Votes Against	% of Voted
Approved	101,874,849	99.65%	357,634	0.35%

Amended and Restated Omnibus Incentive Plan Grants

At the Meeting, the shareholders approved and ratified the grant of 5,725,000 stock options and 15,143,801 restricted share units pursuant to the Plan. The particulars of the grants are set out in the Circular. The percentage of votes cast "for" or "against" from the vote are set forth below based on proxies and votes received at the Meeting.

Outcome	Votes For	% of Voted	Votes Against	% of Voted
Approved	101,856,690	99.63%	375,793	0.37%